Exhibit 12.1

Analog Devices, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
(In thousands, except ratios)	November 3, 2007	November 1, 2008	October 31, 2009	October 30, 2010	October 29, 2011	August 4, 2012	July 30, 2011
Determination of earnings:
Income from continuing operations before provision for taxes on income	$661,457	$666,102	$297,444	$901,665	$1,061,447	$601,009	$830,447
Amortization of Capitalized interest	982	982	982	440	54	41	41
Fixed charges	1,834	1,607	5,243	11,388	19,892	23,935	13,710

Total earnings as defined	664,273	668,691	303,669	913,493	1,081,393	624,985	844,198

Fixed Charges:
Interest and amortization expense	7	81	3,853	10,226	18,892	23,187	12,891
Interest portion of rent expense	1,827	1,526	1,390	1,162	1,000	748	819

Fixed charges	1,834	1,607	5,243	11,388	19,892	23,935	13,710
Capitalized interest	—	—				—	—

Total fixed charges	$1,834	$1,607	$5,243	$11,388	$19,892	$23,935	$13,710

Ratio of earnings to fixed charges	362.2	416.1	57.9	80.2	54.4	26.1	61.6